SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated
financial statements at
March 31, 2020
and report on review

Report on review of interim

consolidated financial statements

To the Board of Directors and Stockholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim balance sheet of Ambev S.A. and its subsidiaries as at March 31, 2020 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Ambev S.A. and its subsidiaries as at March 31, 2020, and the consolidated financial performance and cash flows for the quarter then ended, in accordance with CPC 21 and IAS 34.

São Paulo, May 15, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

CRC 1SP265450/O-8

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

AMBEV S.A.

Interim Consolidated Balance Sheets

All amounts in thousand of Brazilian Reais unless otherwise stated

Assets	Note	03/31/2020	12/31/2019

Cash and cash equivalents	5	13,204,472	11,900,666
Investment securities	6	44,823	14,558
Derivative financial instruments	21	371,319	172,147
Trade receivable		3,394,298	4,495,525
Inventories	7	7,752,656	5,978,557
Income tax and social contributions recoverable		3,112,628	1,831,401
Other recoverable taxes		2,153,780	2,242,726
Other assets		1,052,380	985,557
Current assets		31,086,356	27,621,137

Investment securities	6	200,856	163,570
Derivative financial instruments	21	430	1,221
Income tax and social contributions recoverable		3,054,334	4,331,901
Other recoverable taxes		730,764	671,084
Deferred tax assets	8	4,048,189	2,950,109
Other assets		1,899,147	1,751,699
Employee benefits		71,164	56,228
Investments in joint ventures		339,602	303,423
Property, plant and equipment	9	25,063,436	22,576,299
Intangible		7,842,459	6,306,364
Goodwill	10	39,350,824	35,009,909
Non-current assets		82,601,205	74,121,807

Total assets		113,687,561	101,742,944

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Interim Consolidated Balance Sheets (continued)

All amounts in thousand of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	03/31/2020	12/31/2019

Trade payables		16,321,089	15,069,575
Derivative financial instruments	21	1,172,353	355,314
Interest-bearing loans and borrowings	11	780,090	653,149
Bank overdrafts	5	-	24
Wages and salaries		976,342	833,025
Dividends and interest on shareholders’ equity payable		1,072,858	956,560
Income tax and social contribution payable		1,309,991	1,394,178
Taxes and contributions payable		1,759,831	4,108,521
Other liabilities		1,705,544	1,530,654
Provisions	12	120,025	110,033
Current liabilities		25,218,123	25,011,033

Trade payables		271,003	309,567
Derivative financial instruments	21	6,565	56
Interest-bearing loans and borrowings	11	2,693,360	2,409,655
Deferred tax liabilities	8	2,861,787	2,371,098
Income tax and social contribution payable		2,212,175	2,219,551
Taxes and contributions payable		695,325	645,155
Put option granted on subsidiary and other liabilities		4,178,288	3,145,393
Provisions	12	367,135	370,972
Employee benefits		3,074,730	2,704,459
Non-current liabilities		16,360,368	14,175,906

Total liabilities		41,578,491	39,186,939

Equity	13
Issued capital		57,899,073	57,866,759
Reserves		75,701,795	75,685,730
Carrying value adjustments		(64,632,941)	(72,274,464)
Retained earnings / (losses)		1,391,979	-
Equity attributable to equity holders of Ambev		70,359,906	61,278,025
Non-controlling interests		1,749,164	1,277,980
Total Equity		72,109,070	62,556,005

Total equity and liabilities		113,687,561	101,742,944

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Interim Consolidated Income Statements

For the period ended March 31

All amounts in thousand of Brazilian Reais unless otherwise stated

	Note	2020	2019

Net sales	15	12,602,597	12,640,126
Cost of sales		(5,643,189)	(5,107,701)
Gross profit		6,959,408	7,532,425

Distribution expenses		(1,851,313)	(1,626,722)
Sales and marketing expenses		(1,555,539)	(1,401,281)
Administrative expenses		(665,346)	(661,522)
Other operating income/(expenses), net	16	171,269	231,253
Restructuring	17	(13,880)	(18,211)
Effect of application of IAS 29 (hyperinflation)	17	-	(209)
COVID-19 impacts	17	(10,195)	-
Income from operations		3,034,404	4,055,733

Finance expenses	18	(1,782,643)	(959,761)
Finance income	18	245,776	287,693
Net finance result		(1,536,867)	(672,068)

Share of result of joint ventures		(6,617)	(2,136)
Income before income tax		1,490,920	3,381,529

Income tax expense	19	(279,668)	(632,461)
Net income		1,211,252	2,749,068

Attributable to:
Equity holders of Ambev		1,091,784	2,661,850
Non-controlling interests		119,468	87,218

Basic earnings per share – common - R$		0.0694	0.1693
Diluted earnings per share – common - R$		0.0688	0.1678

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Interim Consolidated Statements of Comprehensive Income

For the period ended March 31

All amounts in thousand of Brazilian Reais unless otherwise stated

	2020	2019

Net income	1,211,252	2,749,068

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	(4,754)	3,407

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge - put option granted on subsidiary	(574,974)	(5,681)
Gains/losses on translation of other foreign operations	8,054,805	(192,810)
Gains/losses on translation of foreign operations	7,479,831	(198,491)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	898,514	422,713
Removed from Equity (Hedge reserve) and included in profit or loss	(355,682)	(437,035)
Total cash flow hedge	542,832	(14,322)

Other comprehensive (loss)/income	8,017,909	(209,406)

Total comprehensive income	9,229,161	2,539,662

Attributable to:
Equity holders of Ambev	8,734,835	2,451,219
Non-controlling interest	494,326	88,443

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 8 - Deferred income tax and social contribution.

AMBEV S.A.

Interim Consolidated Statements of Changes in Equity

For the period ended March 31

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2018	57,710,202	54,781,194	15,341,367	-	(71,584,756)	56,248,007	1,206,801	57,454,808

Net Income	-	-	-	2,661,850	-	2,661,850	87,218	2,749,068

Comprehensive income:			-
Gains/(losses) on translation of foreign operations	-	-	-	-	(198,902)	(198,902)	411	(198,491)
Cash flow hedges	-	-	-	-	(14,824)	(14,824)	502	(14,322)
Actuarial gains/(losses)	-	-	-	-	3,095	3,095	312	3,407
Total comprehensive income	-	-	-	2,661,850	(210,631)	2,451,219	88,443	2,539,662
Capital increase (Note 13)	88,642	(86,118)	-	-	-	2,524	-	2,524
Effect of application of IAS 29 (hyperinflation)	-	-	-	361,455	-	361,455	-	361,455
Gains/(losses) of controlling interest´s share	-	-	-	-	-	-	107,030	107,030
Paid dividends	-	-	-	-	-	-	(20,153)	(20,153)
Purchase of shares and results from treasury shares	-	302	-	-	-	302	-	302
Share-based payments	-	45,009	-	-	-	45,009	-	45,009
At March 31, 2019	57,798,844	54,740,387	15,341,367	3,023,305	(71,795,387)	59,108,516	1,382,121	60,490,637

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Interim Consolidated Statements of Changes in Equity

For the period ended March 31

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2019	57,866,759	54,811,462	20,874,268	-	(72,274,464)	61,278,025	1,277,980	62,556,005

Net Income	-	-	-	1,091,784	-	1,091,784	119,468	1,211,252

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	7,103,805	7,103,805	376,026	7,479,831
Cash flow hedges	-	-	-	-	543,944	543,944	(1,112)	542,832
Actuarial gains/(losses)	-	-	-	-	(4,698)	(4,698)	(56)	(4,754)
Total comprehensive income	-	-	-	1,091,784	7,643,051	8,734,835	494,326	9,229,161
Capital increase (Note 13)	32,314	(32,314)	-	-	-	-	-	-
Effect of application of IAS 29 (hyperinflation)	-	-	-	300,195	-	300,195	(566)	299,629
Gains/(losses) of controlling interest´s share	-	-	-	-	(756)	(756)	1,109	353
Tax on deemed dividends	-	-	-	-	(772)	(772)	-	(772)
Paid dividends	-	-	-	-	-	-	(23,685)	(23,685)
Purchase of shares and results from treasury shares	-	(2,150)	-	-	-	(2,150)	-	(2,150)
Share-based payments	-	50,529	-	-	-	50,529	-	50,529
At March 31, 2020	57,899,073	54,827,527	20,874,268	1,391,979	(64,632,941)	70,359,906	1,749,164	72,109,070

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Interim Consolidated Cash Flow Statements

For the period ended March 31

All amounts in thousand of Brazilian Reais unless otherwise stated

	Note	2020	2019

Net income		1,211,252	2,749,068
Depreciation, amortization and impairment		1,174,012	1,046,498
Impairment losses on receivables and inventories		53,540	45,148
Additions/(reversals) in provisions and employee benefits		19,373	14,812
Net finance cost	17	1,536,867	672,068
Losses/(gain) on sale of property, plant and equipment and intangible assets		(27,337)	(11,800)
Equity-settled share-based payment expense	19	51,797	45,402
Income tax expense	18	279,668	632,461
Share of result of joint ventures		6,617	2,136
Other non-cash items included in the profit		(346,778)	(438,793)
Cash flow from operating activities before changes in working capital and use of provisions		3,959,011	4,757,000

(Increase)/decrease in trade and other receivables		2,665,860	687,221
(Increase)/decrease in inventories		(1,142,700)	(666,025)
Increase/(decrease) in trade and other payables		(2,518,292)	(1,222,901)
Cash generated from operations		2,963,879	3,555,295

Interest paid		(132,971)	(73,176)
Interest received		133,746	132,991
Dividends received		937	245
Income tax paid		(1,421,534)	(1,535,210)
Cash flow from operating activities		1,544,057	2,080,145

Proceeds from the sale of property, plant and equipment and intangible assets		30,232	19,831
Acquisitions of property, plant and equipment and intangible assets		(1,346,319)	(546,056)
Acquisitions of subsidiaries, net of cash acquired		(279,327)	(44,562)
Acquisitions of other investments		-	-
Investment in short term debt securities and net proceeds/(acquisitions) of debt securities		(75,278)	(14,644)
Net proceeds/(acquisitions) of other assets		-	202,296
Cash flow from investing activities		(1,670,692)	(383,135)

Capital increase		-	2,524
Capital increase/(decrease) of non-controlling interest		659	-
Proceeds/(repurchase) of treasury shares		(4,467)	(1,333)
Acquisition of non-controlling interest		-	(34)
Proceeds from borrowings		86,549	801,611
Repayment of borrowings		(46,938)	(92,395)
Cash net of finance expenses other than interest		(8,147)	(886,701)
Payment of lease liabilities		(128,690)	(154,496)
Dividends and Interest on shareholder´s equity paid		(46,548)	(53,007)
Cash flow from financing activities		(147,582)	(383,831)

Net increase/(decrease) in cash and cash equivalents		(274,217)	1,313,179
Cash and cash equivalents less bank overdrafts at the beginning of the year (i)		11,900,642	11,463,498
Effect of exchange rate fluctuations		1,578,047	45,847
Cash and cash equivalents less bank overdrafts at the end of the year (i)		13,204,472	12,822,524

(i) Net of bank overdrafts.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Interest-bearing loans and borrowings
12.	Provisions
13.	Changes in equity
14.	Segment reporting
15.	Net sales
16.	Other operating income/(expenses)
17.	Exceptional items
18.	Finance expenses and income
19.	Income tax and social contribution
20.	Share-based payments
21.	Financial instruments and risks
22.	Collateral and contractual commitments with suppliers, advances from customers and other
23.	Contingent liability
24.	Non-cash items
25.	Related parties
26.	Events after the reporting period

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

1.    CORPORATE INFORMATION

(a)   Description of business

Ambev S.A. (referred to as “the Company” or “Ambev”), is headquartered in São Paulo, Brazil, and either directly or through participation in other companies, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as advertising its own and third-party products, selling promotional and advertising materials and directly or indirectly exploiting bars, restaurants, snack bars and other establishments.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the B3 S.A.- Brasil, Bolsa, Balcão as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved by the Board of Directors on May 6, 2020.

(b)   Major corporate events in 2020 and 2019:

COVID-19 impacts

The outbreak of the new coronavirus (SARS-CoV-2) on a global scale has increased the volatility of the national and international markets and has affected the economies of the countries in which we operate and, consequently, the results of our operations. The response to the COVID-19 pandemic has developed rapidly across the globe in a fluid and uncertain manner. In addition to voluntary and, in some cases, mandatory quarantines, restrictions on travel, on commercial and social activities, among others, as well as a ban on the distribution, sale and consumption of alcoholic beverages in some markets where we operate, are directly affecting our sales and distribution of products available and generating direct impacts on final consumer demand for our products.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

The COVID-19 pandemic and the restrictions imposed by each government in response have generated, especially since March 2020, significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In countries with a higher level of income, a more mature beer market and a greater weight of the off-trade sales channel, such as Canada, we observed the behavior of stockpiled as consequenses increase our volume in the initial moment of the crisis. On the other hand, in countries with lower income levels and less mature beer market, volume has been impacted according to the market segmentation between the on-trade and off-trade channels; in those cases, the volume reduction is higher depending on the weight of the on-trade channel. In addition, we observed an increase in sales via e-commerce in all countries, although this channel represents only a small portion of the Company's volume.

Although the restrictions imposed by each government on commercial and operational activities, on the circulation of people and on the sale, distribution and consumption of alcoholic beverages are currently considered temporary, there is uncertainty related to their duration, the possibility of any government intervention or the imposition of other measures, as well as the economic effects on the financial market, exchange rates, among others. Those impacts may result in material adverse effects on our business, liquidity, financial condition, and results of operations, as well as volatility in the trading price of our shares. Therefore, the extent of COVID-19's impacts on our business depends on future developments, which are highly uncertain and unpredictable, in addition to being out of our control, even with the possibility of new information on the severity of the virus, the scope of the outbreak and the actions necessary to contain the pandemic or treat its impact, among others.

The Company's management performed a set of analyses on the impact of COVID-19, which involved (i) a review of the assumptions of the annual impairment test, (ii) analysis of possible credit losses and inventory obsolescence, (iii) a review of the measurement assumptions of financial instruments, including hedges, (iv) analysis of the recoverability of deferred taxes, and (v) evaluation of the relevant estimates used in the preparation of the interim financial statements, among other analyses.

Any impacts derived from these analyses are reflected in the financial statements and explanatory notes, which include the accounting for exceptional items, totalizing R$10 million in the first quarter of 2020, as presented in Note 17.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

New acquisitions

On January 22, 2020, the company acquired G&W Distilling Inc., a company that produces a portfolio of ready-to-drink alcoholic beverages, through our subsidiary Labatt Brewing Company Limited.

Red Bull distribution contract

On November 7, 2019, the company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby we have been granted the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale for the on-trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

Information released by the press

In the third quarter of 2019, there were news reports based on alleged leaks of statements by Mr. Antonio Palocci in a legal procedure, to which the Company subsequently had access. As previously stated in a press release dated August 9, 2019, the Company, consistent with its Code of Business Conduct and principles, has remained committed to reviewing and monitoring this matter. In this regard, the Company has not identified evidence supporting Mr. Palocci’s claims of illegal conduct by Ambev.

The Company reiterates its commitment to conducting business in a legal and ethical manner, and it will continue to monitor this matter and will respond as appropriate to any requests from authorities.

Exchange contracts for future financial flows - equity swap

On December 20, 2018 Ambev's Board of Directors approved the execution, by the Company or its subsidiaries, of equity swap contracts through financial institutions to be defined by the Company's management, having as underlying asset the shares issued by the Company or ADRs, without losses on the liquidation, within the regulatory term, of the contracts still in force. The settlement of the approved equity swap contracts will occur within a maximum period of 18 months from approval; such contracts may result in exposure up to 80 million common shares (which all or part may be through ADRs), with a limit value up to R$1.5 billion.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

On May 15, 2019, the Board of Directors of Ambev approved the conclusion of new equity-swap contracts, without losses upon liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the newly approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts may result in an exposure of up to 80 million common shares (of which all or part may be in the form of ADRs), up to a value limit value of R$1.5 billion.

On December 19, 2019, the Board of Directors of Ambev approved new equity-swap contracts, without prejudice to the liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the new approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts may result in an exposure of up to 80 million common shares (of which all or part may be in the form of ADRs), up to a value limit of R$1.5 billion, in addition to contracts already executed in the context of the approvals of December 20, 2018 and May 15, 2019, and which have not yet been settled as at the date of approval, may result in an exposure of up to 217,014,453 common shares (all or part of which may be in the form of ADRs).

Addendum to the agreement with PepsiCo

The long-term agreement with PepsiCo, under which the Company has the exclusive right to bottle, sell and distribute certain brands on PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi Cola, Gatorade, H2OH! and Lipton Ice Tea, was amended in October 2018 to reflect certain changes in the trade agreement between the parties. The new terms of the agreement were approved by CADE in December 2018 and became effective as of January 1, 2019. The agreement will be in force until December 31, 2027.

2.    STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2019. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

(a)	Summary of significant accounting policies (Note 3);
(b)	Trade receivables (Note 19);
(c)	Investments securities (Note 16);
(d)	Intangible (Note 15);
(e)	Goodwill (Note 14);
(f)	Trade payables (Note 25);
(g)	Interest-bearing loans and borrowings (Note 22);
(h)	Employee benefits (Note 23);
(i)	Changes in equity (Note 21);
(j)	Additional information on operating expenses by nature (Note 10);
(k)	Payroll and related benefits (Note 09);
(l)	Contingent liabilities (Note 29);
(m)	Group Companies (Note 32);
(n)	Insurance (Note 33)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as at March 31, 2020, in relation to those presented in the financial statements for the year ended December 31, 2019.

(a)   Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)   Recently issued IFRS

There were no new standards for the period ended March 31, 2020 for the preparation of these interim financial statements.

Other standards, interpretations and amendments to standards

There are no other standards, interpretations and amendments to standards that are not yet effective that would be expected to have material impact on the Company consolidated interim financial information.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

4.    USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and judgments are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives;

(x) inflation accounting and financial reporting in hyperinflationary economies; and

(xi) leasing

The fair values of acquired identifiable intangibles of indefinite useful life are based on an assessment of future cash flows. Impairment analyses of goodwill and intangible assets with an indefinite life are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to select a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy. Such estimates are reviewed annually by independent actuaries.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until their conclusion.

5.    CASH AND CASH EQUIVALENTS

	03/31/2020	12/31/2019

Cash	77,227	207,529
Bank accounts	4,907,668	5,403,536
Short term bank deposits (i)	8,219,577	6,289,601
Cash and cash equivalents	13,204,472	11,900,666

Bank overdrafts	-	(24)
Cash and cash equivalents less bank overdraft	13,204,472	11,900,642

(i) The balance refers mostly to bank deposit certificates – (CDB), which have a high liquidity, are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

Current account balances included guarantee deposits in the amount of R$452 million as at March 31, 2020 (R$348 million on December 31, 2019) held by the subsidiary of Cuba, which are not freely transferable to the parent company for reasons of exchange restrictions.

6.    INVESTMENTS SECURITIES

	03/31/2020	12/31/2019

Financial asset at fair value through profit or loss-held for trading	44,823	14,558
Current investments securities	44,823	14,558

Investment on debt securities (i)	200,856	163,570
Non-current investments securities	200,856	163,570

Total	245,679	178,128

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

(i) The balance refers substantially to CDB linked to tax incentives and do not have an immediate convertibility in a known amount of cash.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

7.    INVENTORIES

	03/31/2020	12/31/2019

Finished goods	3,153,514	2,080,668
Work in progress	439,445	450,807
Raw material and consumables	3,318,517	2,637,360
Spare parts and other	712,402	602,548
Prepayments	259,529	328,347
Impairment losses	(130,751)	(121,173)
	7,752,656	5,978,557

Write-offs and losses on inventories recognized in the income statement amounted to R$34,330 in the period ended on March 31, 2020 (R$31,081 in the period ended on March 31, 2019).

8.    DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculation of the Company, among which, tax losses. The rates of these taxes in Brazil, which are expected at the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions in which the Company operates, the expected rates are as follow:

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 30%
Canada	26.5%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affected the Company beginning in October 2018 and reduced the income tax rate in the first two years from 35% to 30% and, after, to 25%. Further, new amendments to the Argentine tax legislation approved on December 23, 2019 postponed for one year the application of the income tax rate of rate of 25% and extended for a third year the application of the 30% rate.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit is probable, which may be offset against temporary differences recorded currently, with a special emphasis on tax losses.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2020			12/31/2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	10,059	-	10,059	10,007	-	10,007
Intangible	-	(1,345,695)	(1,345,695)	-	(1,067,471)	(1,067,471)
Employee benefits	834,694	(4,783)	829,911	749,988	(3,950)	746,038
Trade payables	3,453,324	(235,236)	3,218,088	2,330,349	(246,651)	2,083,698
Trade receivable	59,699	-	59,699	45,513	(3,267)	42,246
Derivatives	36,330	(529,004)	(492,674)	38,873	(217,204)	(178,331)
Interest-Bearing Loans and Borrowings	-	(26)	(26)	-	(23)	(23)
Inventories	318,946	(130,299)	188,647	372,014	(67,066)	304,948
Property, plant and equipment	362,844	(1,540,269)	(1,177,425)	290,383	(1,423,367)	(1,132,984)
Withholding tax over undistributed profits and royalties	-	(1,279,172)	(1,279,172)	-	(1,115,123)	(1,115,123)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	141,389	-	141,389	-	-	-
Loss carry forwards	1,021,455	(177,253)	844,202	877,308	(148,350)	728,958
Provisions	484,192	(6,331)	477,861	465,863	(2,284)	463,579
Complement of income tax of foreign subsidiaries due in Brazil	-	(17,941)	(17,941)	-	-	-
Impact of the adoption of IFRS 16 (leasing operations)	51,228	(1,916)	49,312	44,587	(1,910)	42,677
Other items	122,580	(20,824)	101,756	88,979	(16,598)	72,381
Gross deferred tax assets / (liabilities)	6,896,740	(5,710,338)	1,186,402	5,313,864	(4,734,853)	579,011
Netting by taxable entity	(2,848,551)	2,848,551	-	(2,363,755)	2,363,755	-
Net deferred tax assets / (liabilities)	4,048,189	(2,861,787)	1,186,402	2,950,109	(2,371,098)	579,011

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities to net presentation when they are within the same entity, of the same nature and expected to be realized in the same period.

The critical estimates of Ambev’s Management, as well the main contingent liabilities related to uncertainties about the tax treatment of income, are disclosed in Notes 4 and 23, respectively.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

At March 31, 2020 the assets and liabilities deferred taxes related to combined tax losses had an expected utilization or settlement by temporary differences as follows:

	03/31/2020
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	10,059	10,059
Intangible	(1,483)	(1,344,212)	(1,345,695)
Employee benefits	63,688	766,223	829,911
Trade payables	(195,458)	3,413,546	3,218,088
Trade receivable	49,030	10,669	59,699
Derivatives	(100,685)	(391,989)	(492,674)
Interest-bearing loans and borrowings	(13)	(13)	(26)
Inventories	203,740	(15,093)	188,647
Property, plant and equipment	(119,354)	(1,058,071)	(1,177,425)
Withholding tax over undistributed profits and royalties	(118,771)	(1,160,401)	(1,279,172)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders' equity	141,389	-	141,389
Provisions	259,612	218,249	477,861
Complement of income tax of foreign subsidiaries due in Brazil	(17,941)	-	(17,941)
Impact of the adoption of IFRS 16 (leasing operations)	(804)	50,116	49,312
Other items	37,695	64,061	101,756
Total	200,645	141,555	342,200

Most tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a limitation period. Their use is based on the projection of the future existence of taxable profits, according to past performance and to the projections of the Company's business in the economies where it is located, in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	03/31/2020
2020	244,111
2021	373,475
2022	54,013
2023	10,632
2024 to 2026	135,980
2027 to 2029 (i)	25,991
Total	844,202

(i) There is no expectation of realization that exceeds the term of 10 years.

As at March 31, 2020, there were deferred tax assets in the amount of R$902,842 (R$707,102 in December 31, 2019) related to tax losses that were not recorded as the realization was not probable.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

The major part of the tax losses does not have a carryforward limit for utilization and the tax losses carried forward in relation to the credit were equivalent to R$3,581,309 on March 31, 2020 (R$2,811,614 in December 31, 2019).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2019	579,011
Recognition of actuarial gains/(losses)	(5,133)
Investment hedge - put option of a subsidiary interest	296,199
Cash flow hedge - gains/(losses)	(279,292)
Gains/(losses) on translation of other foreign operations	609,809
Recognized in other comprehensive income	621,583
Recognized in the income statement	15,365
Changes directly in the balance sheet	(29,557)
Recognized in deferred tax	(30,906)
Effect of application of IAS 29 (hyperinflation)	(30,906)
Recognized in other group of balance sheet	1,349
At March 31, 2020	1,186,402

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

9.        PROPERTY, PLANT AND EQUIPMENT

	03/31/2020	12/31/2019
Property, plant and equipment	22,762,695	20,547,670
Right of use assets	2,300,741	2,028,629
	25,063,436	22,576,299

	03/31/2020					12/31/2019
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at the end of the previous year	10,886,903	29,676,067	6,367,458	2,184,297	49,114,725	45,563,614
Effect of movements in foreign exchange in balance sheet	883,787	2,549,010	645,798	220,204	4,298,799	(1,540,649)
Effect of application of IAS 29 (hyperinflation)	45,567	143,242	(9,063)	5,455	185,201	1,871,985
Acquisition through business combinations	1,217	5,571	1,095	-	7,883	7,984
Acquisitions	1,572	111,962	20,358	1,029,769	1,163,661	4,475,932
Disposals and write-off	(3,571)	(123,300)	(12,199)	(238)	(139,308)	(906,075)
Transfer to other asset categories	181,887	288,619	122,868	(703,194)	(109,820)	(358,081)
Others	-	-	-	-	-	15
Balance at the end of the year	11,997,362	32,651,171	7,136,315	2,736,293	54,521,141	49,114,725

Depreciation and Impairment
Balance at the end of the previous year	(3,400,533)	(20,381,204)	(4,785,318)	-	(28,567,055)	(25,463,196)
Effect of movements in foreign exchange in balance sheet	(192,978)	(1,684,101)	(476,651)	-	(2,353,730)	810,836
Effect of application of IAS 29 (hyperinflation)	4,566	26,307	(56,777)	-	(25,904)	(1,025,261)
Depreciation	(92,408)	(657,937)	(170,692)	-	(921,037)	(3,530,161)
Impairment losses	(6)	(24,160)	(22)	-	(24,188)	(153,035)
Disposals and write-off	1,066	118,218	11,976	-	131,260	783,951
Transfers to other asset categories	(326)	(419)	822	-	77	237
Others	-	2,131	-	-	2,131	9,574
Balance at the end of the year	(3,680,619)	(22,601,165)	(5,476,662)	-	(31,758,446)	(28,567,055)
Carrying amount:
December 31, 2019	7,486,370	9,294,863	1,582,140	2,184,297	20,547,670	20,547,670
March 31, 2020	8,316,743	10,050,006	1,659,653	2,736,293	22,762,695

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

Capitalized interests and fixed assets provided as security are not material.

Right-of-use asset:

	03/31/2020				12/31/2019
	Buildings	Machinery and equipment	Others	Total	Total
Acquisition cost
Balance at the end of the previous year	1,871,148	1,385,167	104,786	3,361,101	2,394,070
Effect of movements in foreign exchange in balance sheet	104,107	5,988	7,269	117,364	19,523
Additions	310,202	19,781	2,817	332,800	898,843
Transfer from (to) other asset categories	(1,349)	-	-	(1,349)	48,665
Balance at the end of the year	2,284,108	1,410,936	114,872	3,809,916	3,361,101

Depreciation and Impairment
Balance at the end of the previous year	(494,488)	(756,906)	(81,078)	(1,332,472)	(856,480)
Effect of movements in foreign exchange in balance sheet	(32,050)	(2,128)	(2,745)	(36,923)	(5,675)
Depreciation	(67,416)	(65,575)	(7,719)	(140,710)	(467,267)
Transfer (from) to other asset categories	(2,019)	2,949	-	930	(3,050)
Balance at the end of the year	(595,973)	(821,660)	(91,542)	(1,509,175)	(1,332,472)
Carrying amount:
At December 31, 2018	1,376,660	628,261	23,708	2,028,629	2,028,629
At March 31, 2019	1,688,135	589,276	23,330	2,300,741

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to its reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

Lease Term	Rate %
2020 - 2025	6.627%
2026 - 2030	8.329%
2031 - 2035	8.858%

10.    GOODWILL

	03/31/2020	12/31/2019

Balance at the end of the previous year	35,009,909	34,276,176
Effect of movements in foreign exchange in balance sheet	3,842,426	16,086
Effect of application of IAS 29 (hyperinflation)	139,610	691,198
Acquisition, (write-off) and disposal through business combinations	358,879	26,449
Balance at the end of the year	39,350,824	35,009,909

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	03/31/2020	12/31/2019

Brazil	BRL	17,694,842	17,694,842
Goodwill		102,937,475	102,937,475
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	4,404,965	3,476,862
Panama	PAB	1,807,166	1,400,457

Latin America - South:
Argentina	ARS	2,502,755	1,972,177
Bolivia	BOB	1,838,893	1,425,746
Chile	CLP	53,742	47,322
Paraguay	PYG	1,059,861	836,593
Uruguay	UYU	179,270	160,108

Canada	CAD	9,809,330	7,995,802
		39,350,824	35,009,909

(i) This refers to the exchange of the shareholdings operation that occurred in 2013 as a result of the adoption of the predecessor basis of accounting.

11.    INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2020	12/31/2019

Secured bank loans	210,731	176,673
Unsecured bank loans	52,126	94
Other unsecured loans	38,629	40,378
Lease liabilities	478,604	436,004
Current liabilities	780,090	653,149

Secured bank loans	262,654	284,481
Unsecured bank loans	266,770	212,574
Debentures and unsecured bond issues	107,096	106,611
Other unsecured loans	101,458	94,088
Lease liabilities	1,955,382	1,711,901
Non-current liabilities	2,693,360	2,409,655

Additional information regarding the exposure of the Company to the risks of interest rate and foreign-currency changes are disclosed in Note 21 – Financial instruments and risks.

Contractual clauses (covenants)

As at March 31, 2020, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral was provided on assets acquired with the credit granted, which served as collateral; other loans and financing contracted by the Company predicted only guarantees as personal collateral or were unsecured. Most loan contracts contained financial covenants covering matters such as limitations on new indebtedness, the Company’s ability to continue as a going-concern, the Company’s assets maintenance, in use or in good condition for the business; restrictions on acquisitions, mergers, sale or disposal of its assets, and disclosure of financial statements; and no constitution of real guarantees for new loans contracted, except if: (i) expressly authorized under the loan agreement; or (ii) in new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (eg World Bank) or institutions located in jurisdictions in which the Company operates.

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for in the Provisions).

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and/or its subsidiaries, or the rights of its creditors, and, in the event of any of the events provided in the clauses, the Company may be granted a grace period to resolve such defaults.

As at March 31, 2020, the Company was in compliance with all its contractual obligations for its loans and financing.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

12.    PROVISIONS

(a) Provision changes

	Balance as of December 31, 2019	Effect of changes in foreign exchange rates	Provisions constituted	Provisions used	Provisions reversed	Balance as of March 31, 2020

Provision for disputes and litigations
Taxes on sales	182,339	298	7,152	(2,729)	(5,312)	181,748
Labor	120,127	3,118	38,994	(31,320)	(2,080)	128,839
Civil	64,023	3,961	9,278	(11,003)	(2,839)	63,420
Others	105,907	3,224	2,306	(2,474)	(5,931)	103,032
Total provision for disputes and litigations	472,396	10,601	57,730	(47,526)	(16,162)	477,039

Restructuring	8,609	1,512	-	-	-	10,121

Total provisions	481,005	12,113	57,730	(47,526)	(16,162)	487,160

(b)     The provisions are expected to be settled within the following time windows

	Balance as of March 31, 2020	1 year or less	1-2 years	2-5 years	Over 5 years

Provision for disputes and litigations
Taxes on sales	181,748	44,683	126,974	2,363	7,728
Income tax	-	-	-	-	-
Labor	128,839	27,478	43,916	31,197	26,248
Civil	63,420	19,325	34,934	5,854	3,307
Others	103,032	20,322	22,417	57,718	2,575
Total provision for disputes and litigations	477,039	111,808	228,241	97,132	39,858

Restructuring	10,121	8,217	-	1,904	-

Total provisions	487,160	120,025	228,241	99,036	39,858

The expected settlement of provisions was based on Management’s best estimate at the balance sheet date.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

(c) Main lawsuits with probable likelihood of loss:

(c.1) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(c.2) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees, including from service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits with probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 23 - Contingent liability.

13.    CHANGES IN EQUITY

(a) Capital stock

		03/31/2020		03/31/2019
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance as per statutory books	15,733,575	57,866,759	15,722,147	57,710,202
Share issued	1,543	32,314	4,695	88,642
	15,735,118	57,899,073	15,726,842	57,798,844

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

(b)   Capital reserve

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2018	(882,734)	53,662,811	700,898	1,300,219	54,781,194
Capital Increase	-	-	-	(86,118)	(86,118)
Purchase of shares and results from treasury shares	302	-	-	-	302
Share-based payments	-	-	-	45,009	45,009
At March 31, 2019	(882,432)	53,662,811	700,898	1,259,110	54,740,387

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2019	(955,135)	53,662,811	700,898	1,402,888	54,811,462
Capital Increase	-	-	-	(32,314)	(32,314)
Purchase of shares and results from treasury shares	(2,150)	-	-	-	(2,150)
Share-based payments	-	-	-	50,529	50,529
At March 31, 2020	(957,285)	53,662,811	700,898	1,421,103	54,827,527

 (b.1) Purchase of shares and result of treasury shares

The treasury shares comprise shares that were previously issued by the Company and then reacquired, and the result on treasury shares that refers to gains and losses related to share-based payment transactions and others.

Below are the changes to treasury shares:

	Purchase/realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2018	1,028	(20,841)	(861,893)	(882,734)
Changes during the year	(682)	15,017	(14,715)	302
At March 31, 2019	346	(5,824)	(876,608)	(882,432)

	Purchase/realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2019	3,622	(68,017)	(887,118)	(955,135)
Changes during the year	(1,590)	30,953	(33,103)	(2,150)
At March 31, 2020	2,032	(37,064)	(920,221)	(957,285)

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior Management from Ambev economic group to acquire shares of the Company.

The share-based payment reserve recorded a charge of R$51,797 at March 31, 2020 (R$45,402 at March 31, 2019) (Note 20 – Share-based payments).

(c)    Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At December 31, 2018	6,617,327	4,456	8,719,584	15,341,367

At March 31, 2019	6,617,327	4,456	8,719,584	15,341,367

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At December 31, 2019	10,798,106	4,456	10,071,706	20,874,268

At March 31, 2020	10,798,106	4,456	10,071,706	20,874,268

(c.1) Investments reserve

From net income after deductions, the amount not exceeding 60% of the adjusted net income is allocated to the investment reserve to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial-development programs in the form of financing, deferred payment of taxes or partial reductions of the

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

amount due. These programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the states. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year on December 31, 2020 and therefore not being used as a basis for dividend distribution, was composed of:

	03/31/2020	03/31/2019
ICMS (brazilian state value-added tax)	404,985	487,186
Income tax	15,136	41,700
	420,121	528,886

(c.4) Interest on shareholders’ equity and dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP); this interest is tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders' equity in the three-month period ended March 31, 2020.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

(d) Carrying-value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2018	4,089,221	777,123	(1,116,114)	(120,083)	19,558	156,091	(75,390,552)	(71,584,756)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(198,902)	-	-	-	-	-	-	(198,902)
Cash flow hedges	-	(14,824)	-	-	-	-	-	(14,824)
Actuarial gains/(losses)	-	-	3,095	-	-	-	-	3,095
Total Comprehensive income	(198,902)	(14,824)	3,095	-	-	-	-	(210,631)
At March 31, 2019	3,890,319	762,299	(1,113,019)	(120,083)	19,558	156,091	(75,390,552)	(71,795,387)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2019	3,583,386	644,965	(1,220,882)	(120,083)	84,434	156,091	(75,402,375)	(72,274,464)
Comprehensive income:
Gains/(losses) on translation of foreign operations	7,103,805	-	-	-	-	-	-	7,103,805
Cash flow hedges	-	543,944	-	-	-	-	-	543,944
Actuarial gains/(losses)	-	-	(4,698)	-	-	-	-	(4,698)
Total Comprehensive income	7,103,805	543,944	(4,698)	-	-	-	-	7,643,051
Options granted on subsidiary	-	-	-	-	-	-	-	-
Gains/(losses) of controlling interest´s share	-	-	-	-	(756)	-	-	(756)
Tax on deemed dividends	-	-	-	-	(772)	-	-	(772)
At March 31, 2020	10,687,191	1,188,909	(1,225,580)	(120,083)	82,906	156,091	(75,402,375)	(64,632,941)

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 21 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a monthly basis the results of these estimated actuarial gains and losses based on the expectations presented in the independent actuarial report.

The actuarial gain of R$95.6 arising from the surplus reverted to the Sponsor (originating from Ambev Private Pension Institute) from the defined benefits plan was fully recorded under Actuarial gains and losses.

(d.4) Options granted on subsidiary

As part of the agreement to acquire the shares of Tenedora, CND S.A. (“Tenedora”) an option to sell (“put”) was issued by Ambev in favor of ELJ and an option to purchase (“call”) was issued from ELJ in favor of Ambev, which may result in an acquisition by Ambev of the remaining shares of Tenedora, for a value based on EBITDA, discounted of net debt, from operations, with a put exercisable at any time. On January 18, 2018, ELJ partially exercised its put option related to approximately 30% of capital stock by Tenedora. As a result, the Company became the owner of approximately 85% of Tenedora. Additionally, it was approved to change the call-option term from 2019 to 2022.

On March 31, 2020 the put option held by ELJ was valued at R$3,451,643 (R$2,950,489 on December 31, 2019) and the liability categorized as “Level 3”, as under Note 21 (b) and in accordance with the IFRS 3. The fair value of this consideration deferred was calculated by using standard valuation techniques (present

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

As part of the agreement to acquire the shares of Sucos do Bem, the Company has been granted a put option and a call option on minority shareholders' participation determined by gross revenue of its products and exercisable until 2020, with a few exceptions. On March 31, 2020 the put option was valued at R$68,190 (R$68,252 on December 31, 2019).

The reconciliation of changes in these options is presented in Note 21 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

Transactions with non-controlling interests of the same business, even when performed at arm's length, that present valid economic grounds and reflect normal market conditions, will be consolidated by the same applicable accounting standards as are used within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above-mentioned adjustment was recognized in the carrying value adjustments when applicable, due to the adoption of the predecessor basis of accounting.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

14.    SEGMENT REPORTING

(a) Reportable segments – Three-month period ended in:

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019	03/31/2020	03/31/2019	03/31/2020	03/31/2019	03/31/2020	03/31/2019

Net sales	6,525,145	7,214,372	1,424,426	1,462,125	3,120,181	2,670,164	1,532,845	1,293,465	12,602,597	12,640,126
Cost of sales	(2,950,072)	(3,057,584)	(678,366)	(643,329)	(1,414,620)	(953,610)	(600,131)	(453,178)	(5,643,189)	(5,107,701)
Gross profit	3,575,073	4,156,788	746,060	818,796	1,705,561	1,716,554	932,714	840,287	6,959,408	7,532,425
Distribution expenses	(1,018,005)	(947,643)	(153,968)	(147,877)	(366,246)	(272,826)	(313,094)	(258,376)	(1,851,313)	(1,626,722)
Sales and marketing expenses	(827,626)	(767,306)	(150,935)	(138,319)	(323,389)	(283,575)	(253,589)	(212,081)	(1,555,539)	(1,401,281)
Administrative expenses	(406,607)	(382,298)	(51,190)	(70,860)	(120,796)	(120,358)	(86,753)	(88,006)	(665,346)	(661,522)
Other operating income/(expenses)	162,468	233,390	5,320	4,700	16,650	38	(13,169)	(6,875)	171,269	231,253
Exceptional items	(12,387)	(7,423)	(3,781)	(2,610)	(4,933)	(8,387)	(2,974)	-	(24,075)	(18,420)
Income from operations (EBIT)	1,472,916	2,285,508	391,506	463,830	906,847	1,031,446	263,135	274,949	3,034,404	4,055,733
Net finance cost	(1,069,031)	(322,850)	121,582	(16,652)	(558,555)	(306,470)	(30,863)	(26,096)	(1,536,867)	(672,068)
Share of result of joint ventures	(1,660)	(934)	212	(1,490)	-	-	(5,169)	288	(6,617)	(2,136)
Income before income tax	402,225	1,961,724	513,300	445,688	348,292	724,976	227,103	249,141	1,490,920	3,381,529
Income tax expense	56,000	(69,801)	(119,722)	(164,804)	(106,322)	(282,972)	(109,624)	(114,884)	(279,668)	(632,461)
Net income	458,225	1,891,923	393,578	280,884	241,970	442,004	117,479	134,257	1,211,252	2,749,068

Normalized EBITDA (iii)	2,178,017	2,941,808	523,107	578,113	1,168,978	1,271,719	362,389	329,011	4,232,491	5,120,651
Exceptional items	(12,387)	(7,423)	(3,781)	(2,610)	(4,933)	(8,387)	(2,974)	-	(24,075)	(18,420)
Depreciation. amortization and impairment	(692,714)	(648,877)	(127,820)	(111,673)	(257,198)	(231,886)	(96,280)	(54,062)	(1,174,012)	(1,046,498)
Net finance cost	(1,069,031)	(322,850)	121,582	(16,652)	(558,555)	(306,470)	(30,863)	(26,096)	(1,536,867)	(672,068)
Share of result of joint ventures	(1,660)	(934)	212	(1,490)	-	-	(5,169)	288	(6,617)	(2,136)
Income tax expense	56,000	(69,801)	(119,722)	(164,804)	(106,322)	(282,972)	(109,624)	(114,884)	(279,668)	(632,461)
Net income	458,225	1,891,923	393,578	280,884	241,970	442,004	117,479	134,257	1,211,252	2,749,068

Normalized EBITDA margin in %	33.4%	40.8%	36.7%	39.5%	37.5%	47.6%	23.6%	25.4%	33.6%	40.5%

Acquisition of property, plant and equipment	1,104,508	313,300	109,240	118,341	101,412	85,607	31,159	28,808	1,346,319	546,056

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Segment assets	44,290,663	44,161,917	14,440,482	11,393,314	17,576,904	14,453,984	14,965,504	12,034,975	91,273,553	82,044,190
Intersegment elimination									(2,383,346)	(2,286,215)
Non-segmented assets									24,797,354	21,984,969
Total assets									113,687,561	101,742,944

Segment liabilities	19,511,136	19,907,373	4,293,000	3,932,812	4,756,847	4,411,757	4,872,578	4,078,743	33,433,561	32,330,685
Intersegment elimination									(2,383,257)	(2,286,406)
Non-segmented liabilities									82,637,257	71,698,665
Total liabilities									113,687,561	101,742,944

(i) CAC: includes operations in Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala, El Salvador, Nicaragua, Honduras, Barbados and Panama.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) income tax expense, (ii) share of results of joint ventures (iii) net finance result, (iv) exceptional items, and (v) depreciation, amortization and impairment of property, plant and equipment.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

(b)  Additional information – by Business unit – Three-month period ended in:

	Brazil
	Beer		Soft drink and Non-alcoholic and non-carbonated		Total
	03/31/2020	03/31/2019	03/31/2020	03/31/2019	03/31/2020	03/31/2019

Net sales	5,454,627	6,132,821	1,070,518	1,081,551	6,525,145	7,214,372
Cost of sales	(2,401,356)	(2,498,233)	(548,716)	(559,351)	(2,950,072)	(3,057,584)
Gross profit	3,053,271	3,634,588	521,802	522,200	3,575,073	4,156,788
Distribution expenses	(824,826)	(778,128)	(193,179)	(169,515)	(1,018,005)	(947,643)
Sales and marketing expenses	(747,281)	(696,203)	(80,345)	(71,103)	(827,626)	(767,306)
Administrative expenses	(348,030)	(328,326)	(58,577)	(53,972)	(406,607)	(382,298)
Other operating income/(expenses)	130,853	175,564	31,615	57,826	162,468	233,390
Exceptional items	(12,387)	(6,289)	-	(1,134)	(12,387)	(7,423)
Income from operations (EBIT)	1,251,600	2,001,206	221,316	284,302	1,472,916	2,285,508
Net finance cost	(1,069,031)	(316,499)	-	(6,351)	(1,069,031)	(322,850)
Share of result of joint ventures	(1,660)	(934)	-	-	(1,660)	(934)
Income before income tax	180,909	1,683,773	221,316	277,951	402,225	1,961,724
Income tax expense	56,000	(69,801)	-	-	56,000	(69,801)
Net income	236,909	1,613,972	221,316	277,951	458,225	1,891,923

Normalized EBITDA (i)	1,866,250	2,578,155	311,767	363,653	2,178,017	2,941,808
Exceptional items	(12,387)	(6,289)	-	(1,134)	(12,387)	(7,423)
Depreciation, amortization and impairment	(602,263)	(570,660)	(90,451)	(78,217)	(692,714)	(648,877)
Net finance cost	(1,069,031)	(316,499)	-	(6,351)	(1,069,031)	(322,850)
Share of result of joint ventures	(1,660)	(934)	-	-	(1,660)	(934)
Income tax expense	56,000	(69,801)	-	-	56,000	(69,801)
Net income	236,909	1,613,972	221,316	277,951	458,225	1,891,923

Normalized EBITDA margin in %	34.2%	42.0%	29.1%	33.6%	33.4%	40.8%

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

15.    NET SALES

Reconciliation between gross sales and net sales:

	03/31/2020	03/31/2019

Gross sales and/or services	18,742,618	18,769,815
Excise duty	(3,939,979)	(4,097,407)
Discounts	(2,200,042)	(2,032,282)
	12,602,597	12,640,126

Services provided by distributors, such as the promotion of our brands and logistics services, are considered as expenses when separately identifiable.

16.    OTHER OPERATING INCOME / (EXPENSES)

	03/31/2020	03/31/2019
Government grants/NPV of long-term fiscal incentives	156,556	204,097
(Additions)/reversals of provisions	(2,550)	2,760
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operation of associates	15,951	2,668
Other operating income/(expenses), net	1,312	21,728
	171,269	231,253

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

17.    EXCEPTIONAL ITEMS

	03/31/2020	03/31/2019
Restructuring (i)	(13,880)	(18,211)
Effect of application of IAS 29 (hyperinflation)	-	(209)
COVID-19 impacts (ii)	(10,195)	-
	(24,075)	(18,420)

(i) The restructuring expenses recognized refer mainly to the realignment of the structures and processes in the Latin America geographical segment, CAC and Brazil.

(ii) Covid-19 expenses refer to additional expenses to ensure the safety of our people - additional expenses with alcohol in gel, masks and additional cleaning at our facilities and donations realized to others institutions.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

18.    FINANCE EXPENSES AND INCOME

(a)     Finance expenses

	03/31/2020	03/31/2019
Interest expense	(426,471)	(391,297)
Capitalized borrowings	-	-
Net Interest on pension plans	(25,563)	(25,092)
Losses on hedging instruments and exclusive investment funds	(945,408)	(194,929)
Interest on provision for disputes and litigations	(16,274)	(16,366)
Exchange variation	(195,622)	(125,560)
Interest and foreign exchange rate on loans	(8,608)	(21,684)
Financial instruments at fair value through profit or loss	(2,133)	-
Tax on financial transactions	(86,603)	(53,933)
Bank guarantee expenses	(35,834)	(28,328)
Other financial results	(40,127)	(102,572)
	(1,782,643)	(959,761)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 21 – Financial instruments and risks). The interest expenses were as follows:

	03/31/2020	03/31/2019
Financial instruments measured at amortized cost	(116,103)	(127,193)
Financial instruments at fair value through profit or loss	(310,368)	(264,104)
	(426,471)	(391,297)

(b)     Finance income

	03/31/2020	03/31/2019
Interest income	147,575	135,270
Financial instruments at fair value through profit or loss	-	36,410
Other financial results	18,060	19,301
	165,635	190,981

Effect of application of IAS 29 (hyperinflation)	80,141	96,712
	245,776	287,693

Interest income arose from the following financial assets:

	03/31/2020	03/31/2019
Cash and cash equivalents	84,000	96,132
Investment securities held for trading	124	4,133
Other receivables	63,451	35,005
	147,575	135,270

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

19.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement were as follows:

	03/31/2020	03/31/2019
Income tax expense - current	(295,033)	(979,185)

Deferred tax expense on temporary differences	(128,782)	345,151
Deferred tax over taxes losses carryforwards movements in the current period	144,147	1,573
Total deferred tax (expense)/income	15,365	346,724

Total income tax expenses	(279,668)	(632,461)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2020	03/31/2019
Profit before tax	1,490,920	3,381,529
Adjustment on taxable basis
Others non-taxable income	(254,422)	(66,978)
Government grants related to sales taxes	(404,985)	(487,186)
Share of result of joint ventures	6,617	2,136
Non-deductible expenses	56,212	67,990
Complement of income tax of foreign subsidiaries due in Brazil	52,767	122,668
Results of intercompany transactions	-	57,281
	947,109	3,077,440
Aggregated weighted nominal tax rate	28.74%	29.59%
Taxes payable – nominal rate	(272,222)	(910,584)
Adjustment on tax expense
Income tax incentives	15,136	41,700
Deductible interest on shareholders' equity	141,389	369,036
Tax savings from goodwill amortization	19,366	22,452
Withholding income tax	(241,628)	(65,109)
Recognition/(write-off) of deferred charges on tax losses	(46,070)	(30,232)
Effect of application of IAS 29 (hyperinflation)	(19,553)	(18,246)
Others with reduced taxation	123,914	(41,478)
Income tax and social contribution expense	(279,668)	(632,461)
Effective tax rate	18.76%	18.70%

The main events that impacted the effective tax rate in the period were:

▪  Government subsidy on sales taxes: Related to regional incentives and local production, which, when reinvested, are not taxed for income tax and social contribution purposes; this explains the impact on the effective tax rate. The amount above is impacted by the fluctuation in volume, price and eventual variation on state VAT (ICMS).

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

▪  Complement of income tax of foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12.973/14.

▪  Withholding income tax: The amount is mainly related to dividends distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The increase in the amount in 2020 is mainly due to the exchange rate variation of the balances held in liabilities

▪  Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through payment of interest on capital (“IOC”), which is deductible for income tax purposes.

20.    SHARE-BASED PAYMENTS

There are different stock-option and share-based payment programs which allow the employees and senior Management from the Company and its subsidiaries to acquire (through of exercise of the stock option) or receive shares of the Company. For all stock option programs, the fair value of the shares is estimated at the options grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock option, ruled by the Company’s stock option plan (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary can be allocated 30%, 40%, 60%, 70% or 100% of the amount related to the profit share the beneficiary received in the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which transfer to third parties or the Company will only be allowed after the five-year period counted from the date of exercise of the options; and (II) Grant 2 -  the beneficiary may exercise the options after a five-year grace period, for a period of five years.

In addition, the Company has implemented a share-based compensation plan (“Share-Based Plan”) under which certain employees and members of the Management of the Company or its subsidiaries are eligible to receive shares of the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

Additionally, as a mean of creating a long term incentive (wealth incentive) for certain senior employees and members of Management considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided in two separate lots – Lot A and Lot B, which will be delivered to the

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

participants of the relevant program, subject to maturation periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used in applying the Company’s option pricing model of 2020 and 2019 grants was as follows:

In R$, except when otherwise indicated	03/31/2020	(i)	12/31/2019	(i)

Fair value of options granted	4.04		4.50
Share price	18.05		17.66
Exercise price	18.05		17.66
Expected volatility	22.3%		23.8%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	6.8%	(ii)	7.8%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed was as follows:

Thousand options	03/31/2020	12/31/2019

Options outstanding at January 1st	141,736	141,328
Options issued during the period	22	24,593
Options exercised during the period	(2,703)	(7,849)
Options forfeited during the period	(1,834)	(16,336)
Options outstanding at ended period	137,221	141,736

The range of exercise prices of the outstanding options was between R$9.36 (R$0.001 on December 31, 2019) and R$36.34 (R$34.37 on December 31, 2019) and the weighted average remaining contractual life was approximately 6.20 years (6.33 years on December 31, 2019).

Of the 137,221 thousand outstanding options (141,736 thousand on December 31, 2019), 43,196 thousand options were vested on March 31, 2020 (46,640 thousand on December 31, 2019).

The weighted average exercise price of the options was as follows:

In R$ per share	03/31/2020	12/31/2019

Options outstanding at January 1 st	18.53	16.16
Options issued during the period	18.05	18.05
Options forfeited during the period	19.54	21.24
Options exercised during the period	6.67	9.07
Options outstanding at the end of the period	19.02	18.53
Options exercisable at the end of the period	20.70	19.12

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

For the options exercised during the period ended March 31, 2020, the weighted average share price on the exercise date was R$15.84 (R$18.68 as of December 31, 2019).

To settle the exercised stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the programs.

During the period, the Company did not grant deferred stocks under the stock option plan (as at December 2019, 208 thousand deferred stocks had been granted related to the exercise of stock options granted in the previous years, and such shares were valued based on the share price of the trading session immediately prior to the stock option grant, representing a fair value of R$3,787 on December 31, 2019). Such deferred stock options are subject to a vesting period of five years from the date of their grant.

During the period, the Company granted 1,565,000 (11,838,000 as at December 31, 2019) restricted shares under the Share-Based Plan, which are valued based on the share price of the trading session immediately prior to the grant of shares, representing a fair value of approximately R$28,866 on March 31, 2020 (R$211,728 as at December 31, 2019). Such restricted share units are subject to a grace period of five years counted from the date of the grant.

The total number of shares purchased or granted, according to each category, under the Stock Option Plan and Share-Based Plan by employees is demonstrated below; the grant of these shares will be performed in the future under certain conditions (deferred stock and restricted shares).

Thousand deferred shares	03/31/2020	12/31/2019

Deferred shares outstanding at January 1st	7,926	12,308
New deferred shares during the period	-	208
Deferred shares granted during the period	(1,543)	(4,167)
Deferred shares forfeited during the period	(69)	(423)
Deferred shares outstanding at at the end of the period	6,314	7,926

Thousand restricted shares	03/31/2020	12/31/2019

Restricted shares outstanding at January 1st	23,836	12,656
New restricted shares during the period	1,565	11,838
Restricted shares granted during the period	-	-
Restricted shares forfeited during the period	(105)	(658)
Restricted shares outstanding at the end of the period	25,296	23,836

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

Additionally, certain employees and managers of the Company received options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$37,697 on March 31, 2020 (R$50,266 on March 31, 2019), recorded as administrative expenses.

21.  FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) will be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) are mitigated using projections for the period necessary for the Company to adapt to the new cost scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

Derivative financial instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At March 31, 2020, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

operations representing a risk level above the nominal value of their contracts. The derivative operations are managed on a consolidated basis and are classified by strategies according to their purposes, as follows:

i) Cash-flow-hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, are protected by cash flow hedges that will occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement.

ii) Fair-value-hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net-investment-hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev, such as purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as foreign-currency cash and foreign-currency debt, which is protected through the use of derivatives.

Investment hedge abroad: Refers mainly to exposures arising from cash held in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency.

Investment hedge - Put option granted on subsidiary: As detailed in Note 13 (d.4) the Company constituted a liability related to acquisition of a non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

Dominican Pesos and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

				03/31/2020		03/31/2020
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(12,948,715)	12,699,177	355,677	(639,404)	(288,837)	314,270	1,132,072
	Commodity	(3,190,728)	2,941,190	1,726	(537,729)	(30,129)	(20,212)	(334,933)
	American Dollar	(9,355,590)	9,355,590	307,502	(83,244)	(260,461)	353,600	1,455,510
	Euro	(196,537)	196,537	8,747	-	(1,923)	(521)	13,108
	Mexican Pesos	(205,860)	205,860	37,702	(18,431)	3,676	(18,597)	(1,613)

Fixed Assets		(986,209)	986,209	10,360	(18,449)	(98,847)	32,031	36,645
	American Dollar	(986,209)	986,209	10,360	(18,449)	(98,847)	32,031	36,645

Expenses		(287,900)	287,900	5,043	(4,307)	(481)	474	178
	American Dollar	(287,900)	287,900	5,043	(4,307)	(481)	474	178

Debts		(389,891)	-	-	-	-	-	-
	American Dollar	(153,202)	-	-	-	-	-	-
	Interest rate	(236,689)	-	-	-	-	-	-

Equity Instrument		(733,317)	1,181,084	669	(516,758)	(541,225)	-	-
	Stock exchange prices	(733,317)	1,181,084	669	(516,758)	(541,225)	-	-
March 31, 2020		(15,346,032)	15,154,370	371,749	(1,178,918)	(929,390)	346,775	1,168,895

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

				12/31/2019		03/31/2019
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(11,823,740)	11,630,267	122,211	(266,416)	(187,460)	385,151	292,620
	Commodity	(2,293,500)	2,100,027	36,767	(74,796)	(10,777)	(14,658)	58,675
	American Dollar	(9,192,368)	9,192,368	44,319	(188,568)	(174,867)	418,580	257,970
	Euro	(177,565)	177,565	-	(3,052)	(969)	(1,639)	(5,661)
	Mexican Pesos	(160,307)	160,307	41,125	-	(847)	(17,132)	(18,364)

Fixed Assets		(816,909)	816,909	11,394	(53,782)	(58,410)	52,516	74,779
	American Dollar	(816,909)	816,909	11,394	(53,782)	(58,410)	52,516	74,779

Expenses		(262,098)	262,098	2,229	(17,268)	(17,237)	1,125	21,964
	American Dollar	(262,098)	262,098	2,229	(17,268)	(17,239)	1,283	22,070
	Rupee	-	-	-	-	2	(158)	(106)

Cash		-	-	-	-	(1)	-	-
	Interest rate	-	-	-	-	(1)	-	-

Debts		(362,773)	-	-	-	624	-	-
	American Dollar	(114,358)	-	-	-	-	-	-
	Interest rate	(248,415)	-	-	-	624	-	-

Equity Instrument		(1,873,396)	1,057,829	37,534	(17,904)	79,056	-	-
	Stock Exchange Prices	(1,873,396)	1,057,829	37,534	(17,904)	79,056	-	-
Total		(15,138,916)	13,767,103	173,368	(355,370)	(183,428)	438,792	389,363

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

I.          Market risk

a.1) Foreign-currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense and income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity risk

A significant portion of the Company’s inputs comprise commodities which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility of aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash-flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debts is reviewed periodically with purpose of achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and this strategy is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy. In 2020, the Company is not applying hedge for the exposures described below:

	03/31/2020
	Risk
	Interest rate	Amount
Brazilian Real	7.8%	2,352,236
Working capital in Argentinean peso	94.0%	-
Dominican Peso	10.0%	265,644
American Dollar	4.1%	31,270
Guatemala´s Quetzal	6.3%	15,253
Canadian Dollar	3.5%	324,650
Others	8.8%	200,250
Interest rate pre-set		3,189,303

Brazilian Real	9.3%	161,727
American Dollar	4.1%	121,931
Canadian Dollar	2.7%	489
Interest rate post fixed		284,147

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

	12/31/2019
	Pre - Hedge
	Interest rate	Amount
Brazilian Real	10.4%	2,006,718
Working capital in Argentinean peso	94.0%	24
Dominican Peso	10.0%	209,737
American Dollar	4.7%	19,054
Guatemala´s Quetzal	6.3%	12,009
	0.0%	-
Canadian Dollar	3.5%	243,738
Others	9.2%	126,252
Interest rate pre-set		2,617,532

Brazilian Real	9.3%	171,809
American Dollar	4.1%	95,304
Canadian Dollar	2.7%	472
Interest rate post fixed		267,585

Terms and debt repayment schedule

						03/31/2020
	Carrying amount	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables(i)	25,564,624	20,428,637	4,129,796	238,313	380,427	387,451
Secured bank loans	473,385	210,730	55,966	54,416	55,333	96,940
Unsecured bank loans	318,896	52,127	266,769	-	-	-
Debentures and Bonds	107,096	-	107,096	-	-	-
Unsecured other loans	140,087	38,629	35,876	31,099	4,466	30,017
Lease liabilities	2,433,986	478,604	729,723	288,980	420,168	516,511
	29,038,074	21,208,727	5,325,226	612,808	860,394	1,030,919

						03/31/2019
	Carrying amount	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables(i)	25,589,612	21,498,681	3,282,421	253,629	214,291	340,590
Secured bank loans	461,154	176,673	55,564	54,748	62,541	111,628
Unsecured bank loans	212,668	94	209,831	2,743	-	-
Debentures and Bonds	106,611	-	106,611	-	-	-
Unsecured other loans	134,466	40,378	34,725	31,277	5,725	22,361
Lease liabilities	2,147,905	436,004	485,275	367,675	317,349	541,602
	28,652,416	22,151,830	4,174,427	710,072	599,906	1,016,181

(i) Includes mainly the amount of suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put option related to our participation in subsidiary and other liabilities, except for related parties.

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric value at risk (VaR), which is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after March 31, 2020 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2020.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2020.

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	(536,003)	(599,227)	(1,271,300)	(2,006,598)
Input purchase		536,003	606,684	1,333,685	2,131,367
Foreign exchange hedge	Foreign currency decrease	252,276	134,683	(2,187,221)	(4,626,718)
Input purchase		(252,276)	(134,683)	2,187,221	4,626,718
Costs effects		-	7,457	62,385	124,769

Foreign exchange hedge	Foreign currency decrease	(8,089)	(31,551)	(254,641)	(501,193)
Capex Purchase		8,089	31,551	254,641	501,193
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	736	(6,288)	(71,239)	(143,214)
Expenses		(736)	6,288	71,239	143,214
Expenses effects		-	-	-	-

Debt	Foreign currency decrease	-	1,187	38,300	76,601
Interest expenses	Increase in interest rate	-	1,548	15,217	28,633
Debt effects		-	2,735	53,517	105,234

Equity Instrument Hedge	Stock exchange price decrease	(516,089)	(578,277)	(811,360)	(1,106,631)
Expenses		516,089	556,708	699,418	882,748
Equity effects		-	(21,569)	(111,942)	(223,883)
		-	(11,377)	3,960	6,120

As at March 31, 2020 the notional and fair value amounts per instrument and maturity were as follows:

						Notional Value
Exposure	Risk	2020	2021	2022	2023	>2023	Total

Cost		11,234,707	1,464,470	-	-	-	12,699,177
	Commodity	2,226,998	714,192	-	-	-	2,941,190
	American Dollar	8,709,802	645,788	-	-	-	9,355,590
	Euro	174,461	22,076	-	-	-	196,537
	Mexican Peso	123,446	82,414	-	-	-	205,860

Fixed asset		930,230	55,979	-	-	-	986,209
	American Dollar	930,230	55,979	-	-	-	986,209

Expenses		272,919	14,981	-	-	-	287,900
	American Dollar	272,919	14,981	-	-	-	287,900

Equity Instrument		1,181,084	-	-	-	-	1,181,084
	Stock prices	1,181,084	-	-	-	-	1,181,084
		13,618,940	1,535,430	-	-	-	15,154,370

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

		Fair Value
Exposure	Risk	2020	2021	2022	2023	>2023	Total

Cost		(200,936)	(82,791)	-	-	-	(283,727)
	Commodity	(441,438)	(94,565)	-	-	-	(536,003)
	American Dollar	207,208	17,050	-	-	-	224,258
	Euro	7,853	894	-	-	-	8,747
	Mexican Peso	25,441	(6,170)	-	-	-	19,271

Fixed asset		(8,366)	277	-	-	-	(8,089)
	American Dollar	(8,366)	277	-	-	-	(8,089)

Expenses		618	118	-	-	-	736
	American Dollar	618	118	-	-	-	736

Equity Instrument		(516,089)	-	-	-	-	(516,089)
	Stock prices	(516,089)	-	-	-	-	(516,089)
		(724,773)	(82,396)	-	-	-	(807,169)

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales are made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

As at March 31, 2020, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, BNP Paribas, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Santander, ScotiaBank and Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Banco Galícia, BBVA, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, Standard Bank, ScotiaBank and TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risks at March 31, 2020. There was no concentration of credit risk with any counterparties as at March 31, 2020.

III.      Liquidity Risk

Historically, Ambev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•	Debt servicing;
•	Capital expenditures;
•	Investments in companies;
•	Increases in ownership of Ambev’s subsidiaries or companies in which it holds equity investments;
•	Share buyback programs; and
•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

							03/31/2020
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables	25,564,624	26,684,592	20,507,755	4,176,126	272,419	216,032	1,512,260
Secured bank loans	473,385	577,164	230,806	73,303	69,136	78,010	125,909
Unsecured bank loans	318,896	361,676	83,866	277,810	-	-	-
Debentures and Bonds	107,096	138,808	15,856	122,952	-	-	-
Unsecured other loans	140,087	291,868	55,390	49,348	41,557	13,003	132,570
Lease liabilities	2,433,986	3,070,415	623,410	871,746	420,370	588,676	566,213
	29,038,074	31,124,523	21,517,083	5,571,285	803,482	895,721	2,336,952

							03/31/2019
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables	25,589,612	26,899,005	21,591,972	3,332,859	285,989	221,654	1,466,531
Secured bank loans	461,154	577,821	197,614	70,292	70,884	87,941	151,090
Unsecured bank loans	212,668	214,522	21,149	190,604	2,769	-	-
Debentures and Bonds	106,611	141,712	15,856	122,467	-	3,389	-
Unsecured other loans	134,466	261,927	56,205	49,154	41,414	13,801	101,353
Lease liabilities	2,147,905	2,766,595	572,184	616,217	466,326	447,618	664,250
	28,652,416	30,861,582	22,454,980	4,381,593	867,382	774,403	2,383,224

IV.     Equity price risk

Through the equity swap transactions approved on December 20th, 2018,  May 15th, 2019 and December 19th, 2019 by Ambev’s Board of Directors (seeNote 1 - Corporate information), the Company, or its subsidiaries, will receive the price variation related to its shares traded on the stock exchange or ADRs, neutralizing the possible effects of stock-price variation in view of the share-based payment of the Company. As these derivative instruments are not characterized as hedge accounting, they were not therefore designated to any hedge.

At March 31, 2020, an exposure equivalent to R$0.7 billion (R$1.9 billion as of December 31, 2019) in AmBev’s shares (or ADRs) was partially hedged, resulting in a loss in the income statement of R$541,225 (a gain in income statement of R$79,056 as of March 31, 2019).

  V.     Capital management

Ambev is continuously optimizing its capital structure, aiming to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in different countries, Ambev is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s interim financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

Financial instruments

(a) Financial instrument categories

Management of the financial instruments held by the Company is affected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instrument transactions are regularly reviewed for the effectiveness of the risk exposure that Management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all interim financial instruments recognized in the financial statements, segregated by category:

	03/31/2020
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	4,716,670	8,487,802	-	13,204,472
Trade receivables excluding prepaid expenses	-	5,607,067	-	5,607,067
Investment securities	-	200,856	44,823	245,679
Financial instruments derivatives	-	-	669	669
Derivatives hedge	-	-	371,080	371,080
Total	4,716,670	14,295,725	416,572	19,428,967

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	18,234,764	4,241,160	22,475,924
Financial instruments derivatives	-	-	516,758	516,758
Derivatives hedge	-	-	662,160	662,160
Interest-bearning loans and borrowings	-	3,473,450	-	3,473,450
Total	-	21,708,214	5,420,078	27,128,292

	12/31/2019
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	3,644,665	8,256,001	-	11,900,666
Trade receivables excluding prepaid expenses	-	6,456,672	-	6,456,672
Investment securities	-	163,570	14,558	178,128
Financial instruments derivatives	-	-	37,534	37,534
Derivatives hedge	-	-	135,834	135,834
Total	3,644,665	14,876,243	187,926	18,708,834

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	16,962,949	3,092,240	20,055,189
Financial instruments derivatives	-	-	17,904	17,904
Derivatives hedge	-	-	337,466	337,466
Interest-bearning loans and borrowings	-	3,062,804	-	3,062,804
Total	-	20,025,753	3,447,610	23,473,363

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

Also pursuant to IFRS 13, financial instruments measured at fair value will be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	03/31/2020				12/31/2019

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through other comprehensive income	4,716,670	-	-	4,716,670	3,644,665	-	-	3,644,665
Financial asset at fair value through profit or loss	44,823	-	-	44,823	14,558	-	-	14,558
Derivatives assets at fair value through profit or loss	-	669	-	669	-	37,534	-	37,534
Derivatives - operational hedge	110,175	260,905	-	371,080	25,156	110,678	-	135,834
	4,871,668	261,574	-	5,133,242	3,684,379	148,212	-	3,832,591
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	4,241,160	4,241,160	-	-	3,092,240	3,092,240
Derivatives liabilities at fair value through profit or loss	-	516,758	-	516,758	-	17,904	-	17,904
Derivatives - operational hedge	122,669	539,491	-	662,160	43,209	294,257	-	337,466
	122,669	1,056,249	4,241,160	5,420,078	43,209	312,161	3,092,240	3,447,610

(i) Refers to the put option granted on subsidiary as described in Note 13 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2019	3,092,240
Total gains and losses in the period	1,148,920
Losses/(gains) recognized in net income	91,623
Losses/(gains) recognized in equity	1,057,297
Financial liabilities at March 30, 2020	4,241,160

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as at March 31, 2020 the Company held R$867,584 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$816,928 on December 31, 2019).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such a settlement, the assets and liabilities will be settled by their amounts, but each party will have the option to settle on net, in case of default by the counterparty.

22. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2020	12/31/2019

Collateral given for the Company’s own liabilities	857,692	817,036
Other commitments	1,464,055	1,245,169
	2,321,747	2,062,205

Commitments to suppliers	15,294,450	15,877,298
	15,294,450	15,877,298

The collateral provided for liabilities totaled approximately R$2,321,747 on March 31, 2020 (R$2,062,205 on December 31, 2019), including R$696,853 (R$693,276 on December 31, 2019) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained on March 31, 2020, R$857,584 (R$816,928 on December 31, 2019) in highly liquid financial investments or in cash, classified as

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

cash and cash equivalents and investment securities (Note 21 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

Future contractual commitments on March 31, 2020 and December 31, 2019 were as follows:

	03/31/2020	12/31/2019

Less than 1 year	6,533,869	9,300,551
Between 1 and 2 years	4,983,739	3,861,872
More than 2 years	3,776,842	2,714,875
	15,294,450	15,877,298

23. CONTINGENT LIABILITY

The Company has contingent liabilities related to lawsuits arising from its normal course of business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and consequently the Company’s Management cannot estimate the likely timing of resolution of these matters at this stage.

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 12 – Provisions).

The Company has lawsuits related to tax, civil and labor matters for which the likelihood of loss is classified as possible by Management, and for which there are no provisions, as the composition and estimates of amounts as follows:

	03/31/2020	12/31/2019

Income tax and social contribution	45,817,788	43,453,049
Value-added and excise taxes	23,053,857	22,226,320
PIS and COFINS	2,945,650	3,066,849
Labor	346,025	353,296
Civil	380,507	388,732
Others	1,035,274	1,036,024
	73,579,101	70,524,270

Principal lawsuits with a likelihood of possible loss:

Except for monetary inflation and the cases described below, there was no relevant changes in the main cases with possible chances of loss when compared to the period ending on December 31, 2019.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

Brazilian Federal Taxes

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev is awaiting the issuance of the decision in order to file the applicable appeals.

The updated amount related to this uncertain tax position as at 31 March 2020 was approximately R$1.0 billion (R$1.1 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at the administrative level. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev regarding the assessment from 2010 in the amount of approximately R$0.2 billion, which became definitive. In January 2020, regarding four of these assessments (from 2015 and 2016), in the amount of approximately R$3.6 billion, the Lower Administrative Court rendered unfavorable decisions. Ambev is awaiting formal notification of the decision to file the applicable appeals. The other cases are still waiting final decisions.

The updated amount related to this uncertain tax position as at 31 March 2020 was approximately R$10.2 billion (R$10.1 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Margin Profit

In January 2020, Arosuco, a subsidiary of the Company, received a tax assessment from the Federal Revenue Service of Brazil regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14 / 2001. In this context, an administrative challenge was presented within the legal term and the judgment will be awaited by the Regional Judgment Office of the Federal Revenue Service of Brazil.

The updated amount related to this uncertain tax position as at 31 March 2020 was approximately R$2.0 billion. Ambev has not recorded any provisions for this matter as

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

it is classified as possible losses.

ICMS and IPI

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev has been above the fixed price table basis established by the relevant States; in such cases the State tax authorities have understood that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels of the courts.

Ambev management estimates the amount related to this issue as at 31 March 2020 was approximately R$8.1 billion (R$7.7 billion as at 31 December 2019), classified as a possible loss and, therefore, for which Ambev has made no provision. Ambev recorded provisions in the total amount of R$8.3 million (R$8.3 million as at December 31, 2019) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

Manaus Free Trade Zone – IPI and PIS/COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI excise tax and social contributions. With respect to IPI, Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving several tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) amounts allegedly due under social contribution over Arosuco’s remittance.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592,891/SP, with binding effects, deciding on the rights of taxpayers registering presumed IPI excise tax credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be R$4.6 billion (R$4.2 billion at December 31, 2019) as at 31 March 2020. Ambev has not recorded any provision in connection with these assessments.

Contingent assets

In accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, the contingent assets are not recognized in consolidated financial statements, except when realization of income is virtually certain.

The Company and its subsidiaries are demanding the refund of the PIS and COFINS paid including the ICMS and/or ICMS-ST in their taxable basis for the period from 1990 onwards. Considering the different taxation systems applicable to the cold drinks sector, as well as due to corporate reorganizations that have occurred over the years, the Company and its subsidiaries have several lawsuits claiming such refunds. For the period until 2009, as well as for the period in which the special regime for cold drinks was in place – i.e. from January 2009 to April 2015 (article 58-J of Law 10,833, of 2003, also known as REFRI) – the amounts involved in the refund requests are still being calculated. For the period after the termination of the special regime for cold drinks (currently in place), the Company estimates that the contingent asset related to the matter is R$1.9 billion.

In September 2019, the Company obtained a final favorable decision and recognized the right from Companhia Antarctica Paulista (incorporated by Ambev S.A.) to exclude the ICMS from the COFINS taxable base in the period from March 2000 to May 2005, reason why it recognizing a recoverable tax of approximately R$0.6 billion.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

24. NON-CASH ITEMS

	03/31/2020	12/31/2019
Cash financing cost other than interests	-	(2,027)
Fair value of option granted on a subsidiary	(2,133)	(36,033)
Effect of application of IAS 29 (hyperinflation)	(102,432)	45,621
Acquisition of investments payables	34,431	20,000

25. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices recommended and/or required by the applicable law.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries (except those fully subsidiaries), directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company’s interests. It is also not permitted to interfere in decisions of any other Management member, requiring documentation in the minutes of meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as formalized in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to participate in the Stock Option Plan and Share-Based Plan (Note 20 – Share-based payments).

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

Total expenses related to the Company’s Management members were as follows:

	03/31/2020	03/31/2019

Short-term benefits (i)	5,791	5,739
Share-based payments (ii)	9,810	9,519
Total key Management remuneration	15,601	15,258

(i) These correspond substantially to Management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options and restricted stocks granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above-mentioned plan (Note 20 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, and at September 30, 2019 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2020 and December 31, 2019, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at those dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the amounts of economic benefit available to the Company, arising from reimbursements or reductions of future contributions.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$62,153 (R$69,114 on March 31, 2019), of which R$54,857 and R$7,296 related to active employees and retirees respectively (R$60,993 and R$8,121 on March 31, 2019 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$22,439 maturing on December 31, 2022.

c) Leasing – Ambev head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner, which is being re-negotiated.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sale and distribution agreements for Budweiser products in Guatemala, in Dominican Republic, in Paraguay, in El Salvador, in Nicaragua, in Uruguay, in Chile, in Panama, in Costa Rica and in Puerto Rico. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$382 (R$408 at March 31, 2019) and R$109,355 (R$92,088 at December 31, 2019) as licensing income and expense, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in the countries of the Latin America and Canada.

Transactions with related parties

				03/31/2020
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB Africa	7,651	-	-	-
AB InBev	15,399	-	(70,880)	-
AB Package	4,301	-	(163,718)	-
AB Services	8,632	-	(1,611)	-
AB USA	56,443	5,773	(257,543)	-
Cervecería Modelo	9,426	-	(345,030)	-
Cervecerías Peruanas	2,651	-	(23,372)	-
Inbev	519	83,933	(58,780)	-
ITW International	-	-	(288,566)	(150,213)
Panama Holding	35,490	-	(73)	-
Others	10,515	1,048	(47,246)	-
	151,027	90,754	(1,256,819)	(150,213)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	24,847	-	(46,678)	-
AB Procurement	1,081	-	(176)	-
AB Services	15,537	-	(2,002)	-
AB USA	38,756	4,504	(180,908)	-
Bavaria	607	-	(63,968)	-
Cervecería Modelo	16,059	-	(223,141)	-
Inbev	687	64,519	(23,866)	-
ITW International	-	-	(223,733)	(108,895)
Panama Holding	27,238	166	(173)	-
Others	18,736	803	(126,072)	(41)
	143,548	69,992	(890,717)	(108,936)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

The tables below represent the transactions with related parties recognized in the income statement:

		03/31/2020
Company	Sales and others	Service fees / Reimbursement of expenses and others	Product Purchases and Others	Service Fee / Expense Reimbursement and Others	Net Finance Cost
AB InBev	68	-	(25,236)	-	6
AB Package	-	-	(23,718)	-	-
AB USA	5,420	-	(284,719)	(660)	-
Cervecería Modelo	-	-	(301,194)	-	-
Cervecerías Peruanas	-	-	(8,852)	-	-
GCC India	-	-	-	(1,368)	-
Inbev	-	-	(32,795)	-	-
ITW International	-	-	-	-	(8,614)
Oriental Brewery	2,542	-	-	-	-
Others	162	38	(6,988)	-	-
	8,192	38	(683,502)	(2,028)	(8,608)

		03/31/2019
Company	Sales and others	Service fees / Reimbursement of expenses and others	Product Purchases and Others	Service Fee / Expense Reimbursement and Others	Net Finance Cost
AB USA	7,986	11	(186,892)	(571)	-
AB Package	-	-	(15,466)	-	-
Cervecería Modelo	115	-	(295,562)	-	-
Inbev	-	-	(23,422)	-	-
Others	236	49	(43,587)	(8,691)	(21,684)
	8,337	60	(564,929)	(9,262)	(21,684)

Denomination used in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panamá Holding”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Oriental Brewery Co. Ltd. (“Oriental Brewery”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerias Peruanas”)

AMBEV S.A.

Notes to the interim consolidated financial statements

For the period ended March 31, 2020

All amounts in thousand of Brazilian Reais unless otherwise stated

26. EVENTS AFTER THE REPORTING PERIOD

In April 2020 Ambev approved new loans for working capital financing. These include the issuance of promissory notes and bank credit notes (CCB), among other types of loans, for a total amount of R$ 1,450 million. On May 6, 2020, with the approval of another loan for 200 million Canadian dollars (approximately R$ 796 million), the total borrowed amount reached to approximately R$ 2,246 million.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer